Exhibit 99

Q3 2019 1 RESULTS CONFERENCE CALL November 8, 2019

Forward Looking Statements Certain statements in this presentation constitute "forward - looking information" or "forward - looking statements" (collectively, "forward - looking statements") and are intended to provide information about management's current expectations and plans . Such forward - looking statements may not be appropriate for other purposes . Forward - looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact . We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward - looking statements . Forward - looking statements in this presentation include, but are not limited to, statements relating to : • Expected growth in our Getrag operations; • Magna’s forecast of light vehicle production in North America and Europe; • Expected total sales, based on such light vehicle production, including expected split by reporting segment; • Adjusted EBIT margin; • Free cash flow expectations; • Equity income; • Interest expense, net; • Income tax rate; • Net income attributable to Magna; • Capital spending; and • Future returns of capital to our shareholders, including through dividends and share repurchases. Our forward - looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making such forward - looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: Risks Related to the Automotive Industry • economic cyclicality; • regional production volume declines; • intense competition; • potential restrictions on free trade; • trade disputes/tariffs; Customer and Supplier Related Risks • concentration of sales with six customers; • shifts in market shares among vehicles or vehicle segments; • shifts in consumer "take rates" for products we sell; • quarterly sales fluctuations; • potential loss of any material purchase orders; • a deterioration in the financial condition of our supply base; • OEM consolidation; Manufacturing Operational Risks • product and new facility launch risks; • operational underperformance; • restructuring costs; • impairment charges; • labour disruptions; • supply disruptions; • climate change risks; • attraction/retention of skilled labour; IT Security Risk • IT/Cybersecurity breach; Pricing Risks • pricing risks between time of quote and start of production; • price concessions; • commodity costs; • declines in scrap steel prices; Warranty / Recall Risks • costs related to repair or replacement of defective products, including due to a recall; • warranty or recall costs that exceed warranty provision or insurance coverage limits; Acquisition Risks • inherent merger and acquisition risks; • acquisition integration risk; Other Business Risks • risks related to conducting business through joint ventures; • our ability to consistently develop and commercialize innovative products or processes; • our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience; • risks of conducting business in foreign markets; • fluctuations in relative currency values; • tax risks; • reduced financial flexibility as a result of an economic shock; • changes in credit ratings assigned to us; Legal, Regulatory and Other Risks • antitrust risk; • legal claims and/or regulatory actions against us; and • changes in laws and regulations, including those related to vehicle emissions. In evaluating forward - looking statements or forward - looking information, we caution readers not to place undue reliance on any forward - looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward - looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled "Industry Trends and Risks" and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40 - F filed with the United States Securities and Exchange Commission, and subsequent filings . 2

Reminders 3 • All amounts are in U.S. Dollars (unless otherwise noted) • Today’s discussion excludes the impact of other expense (income), net (Unusual Items) • “Organic”, in the context of sales movements, means “excluding the impact of foreign exchange, acquisitions and divestitures” • Prior period comparatives have been restated to reflect the transfer of certain assets out of Corporate & Other to the Company’s operating segments to better reflect the utilization of these assets

Q3 2019 Highlights 4 • Continued growth in excess of global vehicle production • Non - cash impairment charges related to Getrag’s equity accounted investments • New dual clutch transmission business with BMW

Sales Performance vs Market Q3 2019 vs Q3 2018 Reported O r g a n i c 1 Unweighted P e rf o r m a n c e Weighted P e rf o r m a n c e Body Exteriors & Structures (5%) (3%) - (1%) Power & Vision (9%) 4% 7% 6% Seating 4% 3% 6% 5% Complete Vehicles 9% 14% 17% 16% TOTAL SALES (3%) 2% 5% 4% Unweighted Production Growth (3%) W e i g h t e d P r od u c ti o n G r o w t h 2 ( 2%) 1 Excluding acquisitions net of divestitures and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicle sales, to regional production 5

GETRAG Update 6 • Getrag joint - ventures have had challenges – Declining take - rates for manual transmissions – Lower volumes in China – particularly for certain key customers/programs – DCT insourcing in China – Lower DCT take - rates on certain programs in China • Business planning activity has led to lower volume and free cash flow projections for Getrag’s joint - ventures – Result: $537 million impairment charge after taxes and minority interest

GETRAG Update (cont.) 7 • Getrag’s wholly - owned operations in Europe have exceeded initial expectations – Expanding long - term customer base – Volumes in - excess of our acquisition plan

Magna Wins Transmission Technologies Contract • Magna to build dual - clutch transmissions including hybrid variants for strategic partner BMW Group • Technologies for front - wheel drive vehicle platforms – over 170 different vehicle applications • Largest transmission order in our history 8

Q3 2019 Financial Highlights 9 • Excluding GM strike, sales and Adjusted EBIT in - line with our expectations – Higher than expected launch and warranty costs largely offset by commercial settlements • Organic sales increased 2% vs 3% decline in global production • Returned $451 million to shareholders • 2019 Free Cash Flow expectations remain in $1.9 - $2.1 billion range

Q3 2019 Consolidated Sales Performance $ BILLIONS ( 2 5 1) 47 1 25 (299) ( $ M illio n s ) B/(W) 9.6 4.0 2.7 1.3 1.5 9.3 Q3 2018 Body E x t e riors & Structures (196) Power & Vision Seating C o m p l e t e Vehicles Q3 2019 - 3% 10

Q3 2019 Consolidated Sales Performance $ BILLIONS Key Factors: • Divestitures, net of acquisitions ( - ) • Foreign exchange translation ( - ) • BMW 5 - Series assembly volumes ( - ) • Global light vehicle production ( - ) • Labour strike at GM ( - ) • End of production of certain programs ( - ) • Net customer price concessions ( - ) • Launch of new programs (+) Q3 2018 Q3 2019 11 - 3% 9.6 9 . 3 ORGANIC +2%

Q3 2019 Adjusted EBIT and Equity Income 7.3 12 6.0 ADJUSTED EBIT MARGIN % KEY FACTORS - 130 BP EQUITY INCOME ($ Millions) 62 37  Q3 2018  Q3 2019 ADJUSTED EBIT ($ Millions) - 20% 699 558 • Power & Vision ( - ) • Seating ( - ) • Corporate and Other ( - ) • Body Exteriors & Structures ( - )

Q3 2019 Financial Highlights Q3 2018 Q3 2019 ADJUSTED DILUTED EPS - $0.15 $1.56 $1.41 Q3 2018 Q3 2019 ADJUSTED EFFECTIVE TAX RATE - 40 BP 20.0% 19.6% Q3 2018 Q3 2019 ADJUSTED NET INCOME ATTRIBUTABLE TO MAGNA - $97 M illio n $535M 13 $438M

Q3 2019 Segment Sales BODY EXTERIORS & STRUCTURES $ BILLIONS 14 • Global light vehicle production ( - ) • Labour strike at GM ( - ) • End of production of certain programs, including the Chevrolet Cruze ( - ) • Foreign currency translation ( - ) • Net customer price concessions ( - ) • New program launches (+) Significant New Launches: • GMC Sierra and Chevrolet Silverado • Jeep Gladiator • Chevrolet Blazer and Cadillac XT6 • Ford Ranger Q3 2018 Q3 2019 - 5% 4.2 4.0 ORGANIC - 3%

Q3 2019 Segment Adjusted EBIT Margin % BODY EXTERIORS & STRUCTURES 15 • Favourable customer pricing resolution Q3’18 ( - ) • Labour strike at GM ( - ) • Lower scrap steel recoveries and higher commodity costs ( - ) • Higher warranty costs ( - ) • Higher launch costs ( - ) • Earnings on higher sales at a number of facilities (+) • Inefficiencies at plants in Q3’18 that have since closed (+) • Productivity and efficiency improvements (+) • Foreign exchange gains (+) Q3 2018 Q3 2019 - 10 BP 7.8% 7.7%

Q3 2019 Segment Sales 16 POWER & VISION $ BILLIONS • Divestitures, net of acquisitions ( - ) • Foreign currency translation ( - ) • Global light vehicle production ( - ) • Labour strike at GM ( - ) • Net customer price concessions ( - ) • New program launches (+) Significant New Launches: • BMW X5 • GMC Sierra and Chevrolet Silverado • Chevrolet Blazer and Cadillac XT6 Q3 2018 Q3 2019 - 9% 2.9 2.7 ORGANIC +4%

Q3 2019 Segment Adjusted EBIT Margin % POWER & VISION 17 • Higher engineering costs in our ADAS business ( - ) • Lower equity income ( - ) • Higher spending on electrification, autonomy and R&D ( - ) • Labour strike at GM ( - ) • Higher launch costs ( - ) • Acquisitions ( - ) • Divestiture of FP&C (+) • FX gains (+) Q3 2018 Q3 2019 - 260 BP 8.8% 6.2%

Q3 2019 Segment Sales 18 SEATING $ BILLIONS • New program launches (+) • Acquisition of Viza (+) • Global light vehicle production ( - ) • End of production of certain programs, including the Chevrolet Cruze ( - ) • Labour strike at GM ( - ) • Foreign currency translation ( - ) • Net customer price concessions ( - ) Significant New Launches: • BMW X5 • BMW X7 • Lynk & Co.03 Q3 2018 Q3 2019 1.2 1.3 + 4 % ORGANIC +3%

Q3 2019 Segment Adjusted EBIT Margin % SEATING 19 Q3 2018 Q3 2019 - 130 BP 5.7% 4.4% • Earnings on lower sales ( - ) • Launch costs and operational inefficiencies at a new facility ( - ) • Higher commodity costs ( - ) • Labour strike at GM ( - ) • Acquisitions ( - ) • Favourable commercial settlements (+)

Q3 2019 Complete Vehicles ASSEMBLY VOLUMES (Thousands of units) + 6% 20 33.5 35.6 SALES ($ Billions) + 9% 1.4 1.5 ADJUSTED EBIT ($ Millions) + 5 24 29 ADJUSTED EBIT MARGIN % 1.7 1.9  Q3 2018  Q3 2019 + 20 BP

Impact of Getrag Impairments on Magna Results $ MILLIONS Investments In: Getrag Jiangling T ransmis s ions (GJT) G e tr a g Ford T r a nsmissions (GFT) Dong Feng Getrag T ransmis s ions (DGT) Total Other Expense 511 150 39 700 Adjusted EBIT ( 5 1 1 ) (150) (39) (700) Income Taxes (31) (2) (3) (36) Net Loss (480) (148) (36) (664) Loss Attributable to Non - Controlling Interests (127) - - (127) Net Loss Attributable to Magna (353) (148) (36) (537) Diluted Earnings Per Share (1.14) (0.48) (0.12) (1.73) Products: Manual and Dual Clutch T r an sm i ss i ons Manual T r ans m i ss i ons Dual Clutch T r ans m i ss i ons 21

Economic Ownership – Transmission JV's

MAGNA

ACCOUNTING TREATMENT

GFT: No control – equity account for 50% interest

GAP: Control – consolidate entity (i.e. investment in GJT) and record minority interest (i.e. Ford's interest in GFT)

GJT: No control – equity account for 66.7%
As a result of the GAP/GJT structure, Magna records economic interest in GJT as follows:

EBIT (equity income)	66.7%
Minority Interest	(16.7%)
Net Income	50.0%

DGT: No control – equity account for 50% interest



MAGNA
50%
GFT
(Europe)
50%
FORD
MOTOR CO.
75%
GAP
25%
66.7%
GJT
(China)
33.3%
JIANGLING
MOTORS
50%
DGT
(China)
50%
DONG FENG
MOTOR

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Q3 2019 Cash Flow $ MILLIONS Cash from Operations Net Income + Non - Cash Items $ 846 Changes in Non - Cash Operating Assets & Liabilities $ (96) $ 750 Investment Activities Fixed Assets $ (349) Investments, Other Assets & Intangibles $ (83) $ (432) Proceeds from Disposition and Other $ 67 Free Cash Flow $ 385 23

Return of Capital to Shareholders 1 As of November 7, 2019 24 Common Shares Repurchased in Q3 6 . 8M $ to Repurchase Shares in Q3 $ 342M Dividends Paid $ 109M Total Q3 Return to Shareholders $ 451M C o mm on Sh are s Re pu rc h ase d t o d at e in Q 4 1 1 . 9M $ to Repur c h a s e S har e s i n Q 4 1 $ 100M

2019 Outlook 1 Represents ~2/3 of Magna’s 2018 consolidated sales in China. 25 November August Vehicle Production: – North America 16.3M 16.6M – Europe 21.4M 21.4M – C h i n a – M agna ’ s T o p 3 0 V eh i c l e s 1 2.6M 2.6M Foreign Exchange Rates: – U.S. – Cdn 0.754 0.745 – U.S. – Euro 1.120 1.125 – U.S. – RMB 0.145 0.146

2019 O u t l ook 1 $ BILLIONS UNLESS OTHERWISE NOTED 26 U.S. GAAP November August Sales: • Body Exteriors & Structures $16.2 - $16.6 $16.3 - $17.1 • Power & Vision $11.1 - $11.4 $11.0 - $11.6 • Seating Systems $5.4 - $5.6 $5.4 - $5.8 • Complete Vehicles $6.6 - $6.8 $6.8 - $7.2 Total Sales $38.7 - $39.8 $38.9 - $41.1 EBIT Margin % 6.3% - 6.5% 6.6% - 6.9% Equity Income $145M - $175M $150M - $195M Interest Expense ~$85M ~$90M Tax Rate ~23% ~24% Net Income Attributable to Magna $1.8 - $1.9 $1.9 - $2.1 Capital Spending ~$1.6 ~$1.6 1 In this outlook we have assumed no material unannounced acquisitions or divestitures or other significant transactions. The outlook reflects the divestiture of our Fluid Pressure & Controls business, which occurred at the end of the first quarter of 2019. However the outlook above does not include the gain on the sale.

2019 Segment Adjusted EBIT Margin % 27  2018  Prior 2019 Outlook  Current 2019 Outlook BODY EXTERIORS & STRUCTURES 8 . 1% 8 . 2 - 8 . 6% 7 . 6 - 7 . 9% SEATING SYSTEMS 7 . 7% 5 . 7 - 6 . 2% 5 . 5 - 5 . 8% POWER & VISION 9 . 5% 6 . 6 - 7 . 1% 6 . 5 - 6 . 8% COMPLETE VEHICLES 1 . 1% 1 . 7 - 2 . 2% 1 . 9 - 2 . 2%

Q3 2019 28 APPENDIX November 8, 2019

Geographic Sales  Q3 2018  Q3 2019 Q3 2019 vs Q3 2018 NORTH AMERICA ($Billions) - 5 % PRODUCTION - 3% ASIA ($Millions) - 19 % PRODUCTION - 5% (China - 11%) EUROPE ($Billions) + 2 % PRODUCTI ON +1% REST OF WORLD ($Millions) + 7 % S.A. PRODUCTION - 6% 29 4.9 4.7 4 . 0 4.1 662 538 137 146

Segment Impact on Adjusted EBIT % of Sales 30 Q3 2019 vs Q3 2018 $ MILLIONS Sales A d j u s t e d EBIT Adjusted EBIT as a Pe r ce n t a g e of Sales Third Quarter of 2018 $ 9,61 8 $ 699 7.3 % Increase (Decrease) related to: Body Exteriors & Structures $ (196) $ (20) (0. 1%) Power & Vision $ (251) $ (92) (0. 8%) Seating Systems $ 4 7 $ (13) (0. 2%) Complete Vehicles $ 125 $ 5 -- % Corporate and Other $ (24) $ (21) (0. 2%) Third Quarter of 2019 $ 9,31 9 $ 558 6.0%

Adjusted Debt to Adjusted EBITDA Calculation $ MILLIONS 31 Q3 2019 LTM EBITDA $ 3,9 9 3 Lease Adjustment $ 361 Other $ 1 7 Adjusted EBITDA $ 4,37 1 Debt per Balance Sheet $ 3,56 1 Lease Liability per Balance Sheet $ 1,74 5 Other $ 218 Adjusted Debt $ 5,52 4 Adjusted Debt / Adjusted EBITDA 1.26 x

Q3 2019 Reconciliation of Reported Results 32 EXCLUDING OTHER EXPENSE (INCOME), NET $ MILLIONS – EXCEPT PER SHARE FIGURES R e po r t e d Other Ex p e n s e Excl. Other Expense (Loss) Income Before Income Taxes $ (319) $ 859 $ 540 % of Sales ( 3.4% ) 5.8 % Income Taxes $ 4 5 $ 61 $ 106 % of Pretax ( 14.1% ) 19.6 % Income Attributable to Non - Controlling Interests $ 131 $ (127) $ 4 (Loss) Net Income Attributable to Magna $ (233) $ 671 $ 438 (Loss) Earnings Per Share $ (0.75) $ 2.16 $ 1.4 1

Q3 2018 Reconciliation of Reported Results 33 EXCLUDING OTHER EXPENSE (INCOME), NET $ MILLIONS – EXCEPT PER SHARE FIGURES Reported Other I n c o m e Excl. Other Income Income Before Income Taxes $ 674 $ 2 $ 676 % of Sales 7.0% 7.0 % Income Taxes $ 1 1 4 $ 21 $ 135 % of Pretax 16.9% 20.0 % Income Attributable to Non - Controlling Interests $ (6) $ - $ (6) Net Income Attributable to Magna $ 554 $ (19) $ 535 Earnings Per Share $ 1.6 2 $ (0.06) $ 1.5 6

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